Exhibit 99.1

InMode Reports First Quarter 2023 Financial Results; Quarterly Revenue of $106.1M Represents
23.5% Year-Over-Year Growth

YOKNEAM, Israel, May 2, 2023- InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Highlights:
●
Quarterly revenue of $106.1 million, an increase of 23.5% compared to the first quarter of 2022. InMode’s proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments represented 83% of quarterly revenues, while 8% came from InMode’s hands-free platforms and 9% from InMode’s traditional laser and non-invasive RF platforms.

●	GAAP net income of $40.5 million, compared to $31 million in the first quarter of 2022; *non-GAAP net income of $44.7 million, compared to $34.1 million in the first quarter of 2022.
●	GAAP diluted earnings per share of $0.47, compared to $0.36 in the first quarter of 2022; *non-GAAP diluted earnings per share of $0.52, compared to $0.40 in the first quarter of 2022.
●	Record quarterly revenues from consumables and service of $20 million, an increase of 43% compared to the first quarter of 2022.
●	Total cash position of $574.5 million as of March 31, 2023, including cash and cash equivalents, marketable securities, and short-term bank deposits.

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q1 2023	Q1 2022
Revenues	$106,074	$85,921
Gross Margins	83%	83%
Net Income	$40,505	$30,975
Earnings per Diluted Share	$0.47	$0.36
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q1 2023	Q1 2022
Gross Margins	83%	83%
Net Income	$44,714	$34,069
Earnings per Diluted Share	$0.52	$0.40

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation adjustments.

Management Comments

“As we celebrate the 15th anniversary of the founding of our company, we are pleased to report a strong start to 2023, driven by growing demand for InMode’s procedures. Our unique technology enables patients to achieve effective surgical results while benefiting of minimally invasive procedures,” said Moshe Mizrahy, Chairman and Chief Executive Officer.

Shakil Lakhani, President of InMode North America, commented, “During the first quarter, we experienced significant growth in consumable sales. Revenue from consumables and service for the first quarter grew nearly 43% year-over-year. This is a strong indication that the platforms we sell are being used more frequently as the demand for our treatments continues to increase.”

“We have seen an influx of patients seeking treatment following the use of popular weight loss drugs. InMode’s technology can effectively assist patients in tightening the loose skin post the effects of these medications,” said Dr. Spero Theodorou, Chief Medical Officer.

First Quarter 2023 Financial Results

Total revenues for the first quarter of 2023 reached $106.1 million, an increase of 23.5% compared to the first quarter of 2022.

“We are happy to report substantial growth in Q1, while maintaining strong gross margins in what is traditionally a slower quarter for the aesthetics space. International sales were once again robust in the first quarter, with sales from Europe hitting a new record,” said Yair Malca, Chief Financial Officer.

GAAP gross margin for the first quarter of 2023 and 2022 was 83%. *Non-GAAP gross margin for the first quarter of 2023 and 2022 was 83%.

GAAP operating margin for the first quarter of 2023 was 39%, compared to an operating margin of 41% in the first quarter of 2022. *Non-GAAP operating margin for the first quarter of 2023 was 43% compared to 44% for the first quarter of 2022. This slight decrease was primarily attributable to higher sales and marketing expenses, mainly as a result of the addition of new sales representatives as well as investment in direct-to-consumer advertising campaigns and hosting in-person events to support the company's growth projections.

InMode reported GAAP net income of $40.5 million, or $0.47 per diluted share, in the first quarter of 2023, compared to $31 million, or $0.36 per diluted share, in the first quarter of 2022. On a *non-GAAP basis, InMode reported net income of $44.7 million, or $0.52 per diluted share, in the first quarter of 2023, compared to $34.1 million, or $0.40 per diluted share, in the first quarter of 2022.

2023 Financial Outlook

Management provided an outlook for the full year of 2023 ending December 31, 2023. Based on current estimates, management expects:

●	Revenue between $525 million and $530 million
●	*Non-GAAP gross margin between 83% and 85%
●	*Non-GAAP income from operations between $236 million and $238 million
●	*Non-GAAP earnings per diluted share between $2.58 and $2.60

This outlook is not a guarantee of future performance and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation adjustments.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release contains certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share, and non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes they provide investors with greater transparency of its view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare InMode’s performance to that of its peers, although InMode’s presentation of its non-GAAP measures may not be strictly comparable to the similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chairman and Chief Executive Officer, Dr. Michael Kreindel, Co-Founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer, Mr. Shakil Lakhani, President of North America, and Dr. Spero Theodorou, Chief Medical Officer, will host a conference call today, May 2, 2023, at 8:30 a.m. Eastern Time to discuss the first quarter 2023 financial results.

The Company encourages participants to pre-register for the conference call using the following link:
https://dpregister.com/sreg/10177454/f8f5b01f02.
Callers will receive a unique dial-in number upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers who opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736
Webcast URL: https://event.choruscall.com/mediaframe/webcast.html?webcastid=frYtrZ1j
At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from May 2, 2023, at 12 p.m. Eastern Time to May 16, 2023, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 6947972

To access the replay using an international dial-in number, please select the link below:
https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode

InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the future performance described above under the heading titled “2023 Financial Outlook.” Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including with respect to the impact of the COVID-19 global outbreak. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 14, 2023, as well as risk factors relating to the COVID-19 global outbreak and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31,
	2023	2022
REVENUES	106,074	85,921
COST OF REVENUES	18,254	14,772
GROSS PROFIT	87,820	71,149
OPERATING EXPENSES:
Research and development	3,102	2,815
Sales and marketing	41,713	30,849
General and administrative	2,008	2,477
TOTAL OPERATING EXPENSES	46,823	36,141
INCOME FROM OPERATIONS	40,997	35,008
Finance income, net	3,289	379
INCOME BEFORE TAXES	44,286	35,387
INCOME TAXES	3,781	4,412
NET INCOME	40,505	30,975

NET INCOME PER SHARE:
Basic	0.49	0.37
Diluted	0.47	0.36
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	83,154	82,973
Diluted	85,387	85,696

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	March 31, 2023	December 31, 2022
Assets
CURRENT ASSETS:
Cash and cash equivalents	92,961	97,540
Marketable securities	405,674	374,589
Short-term bank deposits	75,817	75,254
Accounts receivable, net of allowance for doubtful accounts	24,868	26,997
Other receivables	14,802	15,094
Inventories	40,811	39,897
TOTAL CURRENT ASSETS	654,933	629,371
NON-CURRENT ASSETS:
Accounts receivable	3,883	3,973
Deferred income tax asset, net	2,457	3,094
Operating lease right-of-use assets	5,288	5,073
Property and equipment, net	2,451	2,298
Other investments	600	600
TOTAL NON-CURRENT ASSETS	14,679	15,038
TOTAL ASSETS	669,612	644,409
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	11,987	16,242
Contract liabilities	17,293	13,798
Other liabilities	30,391	51,980
TOTAL CURRENT LIABILITIES	59,671	82,020
NON-CURRENT LIABILITIES:
Contract liabilities	3,042	3,959
Other liabilities	391	303
Operating lease liabilities	3,529	3,509
TOTAL NON-CURRENT LIABILITIES	6,962	7,771
TOTAL LIABILITIES	66,633	89,791

TOTAL SHAREHOLDERS’ EQUITY	602,979	554,618
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	669,612	644,409

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	40,505	30,975
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	188	138
Share-based compensation expenses	4,209	3,094
Change in allowance for credit losses of trade receivable	(22)	210
Loss on marketable securities, net	-	14
Finance expenses (income), net	(1,512)	90
Deferred income taxes, net	19	(22)
Changes in operating assets and liabilities:
Decrease in accounts receivable	2,241	3,953
Increase in other receivables	(229)	(1,195)
Increase in inventories	(914)	(4,074)
Increase (decrease) in accounts payable	(4,255)	762
Decrease in other liabilities	(23,043)	(4,875)
Increase in contract liabilities	3,926	2,783
Net cash provided by operating activities	21,113	31,853
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(6,000)	(23,111)
Proceeds from short-term deposits	6,000	20,000
Purchase of fixed assets	(341)	(299)
Purchase of marketable securities	(118,352)	(21,209)
Proceeds from sale of marketable securities	-	994
Proceeds from maturity of marketable securities	91,137	10,933
Net cash used in investing activities	(27,556)	(12,692)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	-	(42,637)
Exercise of options	1,673	161
Net cash provided by (used in) financing activities	1,673	(42,476)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	191	(151)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,579)	(23,466)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	97,540	68,136
CASH AND CASH EQUIVALENTS AT END OF PERIOD	92,961	44,670

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31,
	2023		2022
Revenues by Category:

Capital Equipment revenues - United States	49,751	47%	44,760	52%
Capital Equipment revenues - International	36,373	34%	27,183	32%
Total Capital Equipment revenues	86,124	81%	71,943	84%
Consumables and service revenues	19,950	19%	13,978	16%
Total Net Revenue	106,074	100%	85,921	100%

	Three months ended March 31,
	2023			2022
	%			%
	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimally Invasive	90	75	83	84	71	80
Hands-Free	8	6	8	13	6	10
Non-Invasive	2	19	9	3	23	10
	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31, 2023			Three months ended March 31, 2022
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	106,074	-	106,074	85,921	-	85,921
COST OF REVENUES	18,254	(354)	17,900	14,772	(314)	14,458
GROSS PROFIT	87,820	354	88,174	71,149	314	71,463
OPERATING EXPENSES:
Research and development	3,102	(501)	2,601	2,815	(525)	2,290
Sales and marketing	41,713	(3,038)	38,675	30,849	(1,895)	28,954
General and administrative	2,008	(316)	1,692	2,477	(360)	2,117
TOTAL OPERATING EXPENSES	46,823	(3,855)	42,968	36,141	(2,780)	33,361
INCOME FROM OPERATIONS	40,997	4,209	45,206	35,008	3,094	38,102
Finance income, net	3,289	-	3,289	379	-	379
INCOME BEFORE TAXES	44,286	4,209	48,495	35,387	3,094	38,481
INCOME TAXES	3,781	-	3,781	4,412	-	4,412
NET INCOME	40,505	4,209	44,714	30,975	3,094	34,069

NET INCOME PER SHARE:
Basic	0.49		0.54	0.37		0.41
Diluted	0.47		0.52	0.36		0.40
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	83,154		83,154	82,973		82,973
Diluted	85,387		85,878	85,696		86,132